SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 9, 2006, of ScottishPower to Raise Prices.

SCOTTISHPOWER TO RAISE PRICES FROM MARCH AS A RESULT OF SOARING WHOLESALE COSTS

ScottishPower today announced higher gas and electricity prices.  From 1 March
2006 electricity prices will rise by 8% and gas by 15%.

Willie MacDiarmid, Director of Energy Retail, said: "Wholesale energy costs are now at record levels, up by around 80% over the last 12 months.  We have worked hard to protect our customers from this over the winter.  However, we now need to pass on a further part of the increased costs from March when milder weather should help lessen the impact on bills."

Further information:

Investors

David Ross     Group Investor Relations Manager  0141 566 4853

Media

Colin McSeveny    Director, Media Relations      0141 636 4515

Anthony Cardew    Cardew Group                   0207 930 0777 or 07770 720 389

Rupert Pittman    Cardew Group                   0207 930 0777 or 07976 249 289

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 9, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary